                                                                    EXHIBIT 99.3


                                                     [HANARO TELECOM, INC. LOGO]

FOR IMMEDIATE RELEASE



                               Contacts:      Hanaro Telecom, Inc.
                                              Kyu June Hwang, Investor Relations
                                              822-6266-2380
                                              kyujune@hanaro.com
                                              - or -
                                              Taylor Rafferty, New York
                                              Brian Rafferty
                                              1-212-889-4350
                                              Taylor Rafferty, London
                                              Noah Schwartz
                                              44-20-7936-0400
                                              hanaro@taylor-rafferty.com


               HANARO TELECOM ANNOUNCES 2003 FIRST QUARTER RESULTS



SEOUL, SOUTH KOREA - May 14, 2003 - Hanaro Telecom, Inc. (KOSDAQ: 33630) (NASDAQ: HANA) ("Hanaro" or "the Company"), one of Korea's largest broadband Internet access and local call service providers, today announced the results of its operations for the first quarter ended March 31, 2003. The results are unaudited, unconsolidated, and prepared in accordance with generally accepted accounting principles in Korea.

--------------------------------------------------------------------------------

1Q03 HIGHLIGHTS

o EBITDA decreased 21.3% in 1Q03 to KRW 94.0 billion (US$ 74.9 million) from KRW 119.5 billion in 4Q02.

o Revenues decreased 5.6% to KRW 329.1 billion (US$ 262.3 million) in 1Q03 from KRW 348.8 billion in 4Q02.

o Operating costs increased slightly by 2.1% to KRW 335.5 billion (US$ 267.4 million) in 1Q03 from KRW 328.6 billion in 4Q02.

--------------------------------------------------------------------------------
* Income Statement figures have been converted for reader convenience at the exchange rate of US$1 = KRW1,254.6, which is the "Korea Exchange Bank closing standard rate" on March 31, 2003.



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

Hanaro's Vice President, Mr. Young Wan Cho, commented, "After previously relentless revenue increases and two consecutive periods achieving operating profits, Hanaro's results reflect both the strategic and operational challenges faced by the company during first quarter 2003. After the resignation of the former CEO, the Company has tried to initiate a business, organizational and cost restructuring. Such initiatives are already being undertaken by the two new governing committees, with a clear focus on realizing Hanaro's potential to generate shareholder value. Following a comprehensive global search effort, a replacement CEO is expected to be appointed by July to lead Hanaro's efforts in generating profits on core businesses, with a strong results-oriented concentration.

"In addition to restructuring efforts, steps are underway to combat the decline in revenues caused largely by an extremely competitive environment. Examples of measures conducted to correct the inflated churn rate and reduced subscriber growth experienced this quarter, include elevated salesperson performance incentives, increases in long-term contracts with disincentive termination penalties, and Hanaro's differentiating focus on service. We look forward to reporting stronger results for the following 2003 quarters once the opportunities presented by the changes are captured and translated into value for our shareholders."



                               [EBITDA BAR CHART]


                                    3Q01             1Q02              3Q02             1Q03
                                    ----             ----             -----             ----
EBITDA (Units KRW billion)          42.2    55.0     74.2     86.7    111.1    119.5    94.0




                  [OPERATING LOSS/PROFIT TO REVENUE BAR CHART]


                                    3Q01             1Q02              3Q02             1Q03
                                    ----             ----             -----             ----
Operating Loss/Profit to
  Revenue                           -18.4   -14.0%   -7.1%    -2.7%   4.2%     5.8%     -1.9%



OPERATIONAL REVIEW

OPERATING LOSS

Hanaro recorded an operating loss amounting to KRW 6.4 billion in 1Q03, following two consecutive quarters of operating profits. The loss was mainly attributable to the decrease in revenue resulting from a slowdown of subscriber growth since 4Q02, and the relatively high monthly average churn rate of 2.9% during the first quarter. Due to the free-month trial period where the service fee is waived for that free-month trial period, revenues from increases in Subscribers typically take two months to be recognized. This differs from the increased monthly average churn rate, which has an immediate adverse impact on revenues, contributing adversely to the operating profits. However, from 2Q03 this service fee exemption will no longer be offered.


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

SUBSCRIBER GROWTH (SEE TABLE 1)

The total broadband subscriber base at the end of 1Q03 was 2,973,921, representing an increase of 3.3% from 2,877,526 at the end of 4Q02. However, subscriber growth slowed in 1Q03 recording a net addition of 96,395.

In 1Q03, the proportion of subscribers for products such as VDSL, Pro, Mid and Lite was 2.0%, 17.8%, 3.6%, and 76.6%, respectively. Interestingly, approximately 40% of the VDSL subscribers are former Hanaro ADSL subscribers.


TABLE 1: NUMBER OF SUBSCRIBERS BY SERVICE CATEGORY

1. BROADBAND

              PRODUCTS                     APR. '03               1Q03              4Q02              3Q02
              --------                    ----------            ---------        ---------          ---------
                VDSL                          80,711               59,805                -                  -
                ADSL                       1,214,568            1,235,246        1,294,368          1,310,144
                CATV                       1,633,497            1,632,351        1,539,690          1,501,519
                LMDS                          36,399               37,014           38,293             39,531
            Wireless LAN                      11,445                9,505            5,175              1,782
                                           ---------            ---------        ---------          ---------
               TOTAL                       2,976,620            2,973,921        2,877,526          2,852,976
                                           =========            =========        =========          =========

2. VOICE

              PRODUCTS                      APR. '03               1Q03             4Q02               3Q02
              --------                      --------              -------          -------           --------
            Residential                      706,768              699,033          679,977            643,139
             Corporate                       269,430              259,802          250,057            336,942
                VoIP                          20,498               14,492            9,818                937
                                             -------              -------          -------            -------
               TOTAL                         996,696              973,327          939,852            981,018
                                             =======              =======          =======            =======


3. LEASED LINES

              PRODUCTS                      APR. '03               1Q03              4Q02              3Q02
              --------                      --------               -----             -----             -----
            Leased line                      3,073                 2,948             2,641             2,085
         Internet dedicated                  3,978                 4,051             4,068             4,004
                                             -----                 -----             -----             -----
               TOTAL                         7,051                 6,999             6,709             6,089
                                             =====                 =====             =====             =====


RESIGNATION OF FORMER CEO

Hanaro held its Annual General Meeting of Shareholders ("AGM") on March 28, 2003. At the AGM, Mr. Yun-Sik Shin, the Representative Director and Chairman, announced his resignation from the Board and Chairmanship position. With the absence of a Representative Director, the Board of Directors established an 'Executive Committee', responsible for daily business operations, and a 'Management Committee" to act as a major decision-making body

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
with respect to the management of the Company until a new CEO is appointed in July at the Extraordinary Shareholders' Meeting. The Executive Committee consists of three registered directors of the Company, while the Management Committee consists of three standing and three non-standing and outside directors.


ADJUSTED 2003 BUSINESS PLAN

To enhance Hanaro's competitiveness, the Company has initiated a strategic business restructuring effort to effectively counter inefficiencies on the operational side and to further contain the high cost structure caused by the aggressive growth-oriented business strategy the Company previously pursued. Some of the major efforts include downsizing certain non-core business operations through curtailing CAPEX and improving human resource allocation within the Company.

On the operational side, Hanaro adjusted its previously announced business targets. The adjusted revenues and operating costs are KRW 1,399.6 billion and KRW 1,287.4 billion, respectively, while operating income was adjusted to KRW
112.2 billion. The adjusted EBITDA amounted to KRW 533.7 with an EBITDA margin of 38.1%. Net loss was adjusted to KRW 56.1 billion.


CAPITAL EXPENDITURE

TABLE 2: CAPITAL EXPENDITURES


                                                                                           (Unit: KRW billion)

                                                                                               2003
                                                                                   ---------------------------
                                       2001                  2002                   1Q03               2003(E)
                                       -----                 -----                  ----               -------
Backbone                               200.2                 128.5                  23.3                 66.4
Last-mile                              348.9                 205.9                  39.2                204.8
IDC                                     12.8                   3.1                   1.5                  5.3
Others                                  40.9                  41.3                   6.0                108.0
                                       -----                 -----                  ----                -----
           TOTAL                       602.8                 378.8                  70.0                384.5
                                       =====                 =====                  ====                =====

CAPEX for the first quarter decreased by 33.1% to KRW 70.0 billion from KRW
104.7 billion in 4Q02. Hanaro expects an additional reduction of KRW 44.6 billion to be made through the restructuring effort.


2003 FIRST QUARTER VS. 2002 FOURTH QUARTER FINANCIAL RESULTS

REVENUES (SEE TABLE 3: REVENUE BREAKDOWN)

Hanaro recorded its first decrease in revenue growth since its establishment in 1997. Revenues in 1Q03 totaled KRW 329.1 billion, down 5.6% from KRW 348.8 billion in 4Q02. The decrease was primarily due to the increased competition in the market. The continued high-level of churn rate resulting from intensified competition and consequent reduction in revenues outweighed the revenue contribution made by new subscribers. As a counter-measure, the Company plans to place more emphasis on customer retention by utilizing its recognized brand for service excellence, while carefully curtailing the Company's aggressive marketing efforts, which includes terminating free trial periods. In the first quarter, the


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

Company earned 73.1% of its total revenue from broadband access service.

The following represents a breakdown of revenues by service category. Based on the current service categories, the Company made some adjustments in the way some of the revenues were classified, as referenced in the notes to Table 3 below.


TABLE 3: REVENUES BREAKDOWN


                                                                                                     (Unit: KRW billion)

   MAJOR SERVICE           PRODUCT              1Q03      (% OF REVS)     4Q02      (% OF REVS)    2002      (% OF REVS)
   ------------           --------              -----     -----------     -----      ----------    -----     -----------
     Broadband        VDSL, ADSL, Cable
  Access Service        Modem, LMDS &           240.6        73.1%        253.9       72.8%        918.4        73.2%
                         Wireless LAN

     Telephony         Local call, VoIP
   Service Note 1    and Interconnection         55.9        17.0%         59.7       17.1%        207.2        16.5%

    Leased Line      Leased line service
   Service Note 2    and Internet Direct         21.3         6.5%         17.5        5.0%         66.2         5.3%

        IDC             Server Hosting            7.9         2.4%          7.5        2.2%         30.1         2.4%

   Others Note 3       Bundled products           3.4         1.0%         10.2        2.9%         32.0         2.6%
                         such as PC,
                     solution and others
                                                -----       ------        -----      ------      -------       ------
                  Total                         329.1       100.0%        348.8      100.0%      1,253.9       100.0%
                                                =====       ======        =====      ======      =======       ======

-----------
Note 1: Telephony service = Local call + International Telephony + PABX + Intelligent Network + VoIP + Interconnection.

Note 2: Revenues from Highban, which was previously classified as broadband access revenues, was reclassified into Leased Line Service.

Note 3: Revenues from Solution business, which was previously included in IDC/Solution, was reclassified as Others. IDC now represents revenues solely generated by the IDC.

In 1Q03, revenues from BROADBAND ACCESS SERVICE decreased 5.2% to KRW 240.6 billion from KRW 253.9 billion in 4Q02. Amid the highly competitive landscape, revenue decreased due to: 1) average monthly churn rate of 2.9% during the quarter, 2) slowdown of subscriber growth which started in 4Q02, and 3) exemption of service fees which were applicable to new subscription up until the end of 1Q03.

Revenues from TELEPHONY SERVICES, accounting for 17.0% of the total revenues, decreased by 6.4% to KRW 55.9 billion in 1Q03, from KRW 59.7 billion in 4Q02. While there was a 6.7% increase in xDSL bundled telephony services and corporate telephony services, this was offset by a decrease in VoIP and PABX revenues. Additionally, a 15.5% total decrease in interconnection fees resulted from an approximate 14.3% decrease in LL interconnection and approximately 10% decrease in LM interconnection fees.

Revenues from LEASED LINE SERVICES (including Internet dedicated lines), which accounted for 6.5% of total revenues, increased 21.8% to KRW 21.3 billion. The increase is mainly due

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
to subscriber growth.

Revenues from IDC, accounting for 2.4% of the total revenues, increased by 4.6% to KRW 7.9 billion from KRW 7.5 billion in 4Q02.

Revenues from OTHERS, accounting for 1.0% of total revenues, decreased by 65.9% to KRW 3.4 billion from KRW 10.2 billion in 4Q02. The decrease was mainly due to a drop in revenues from PC Plus and slowdown of other businesses.


OPERATING COSTS

Total operating costs in 1Q03 was KRW 335.5 billion, which included depreciation and amortization, commissions to Customer Care Centers and sales agents, telecommunication equipment lease expenses, interconnection fees, wages and salaries, and advertising. With the exception of commission and interconnection fees, most other costs showed an encouraging downward trend.

DEPRECIATION AND AMORTIZATION in 1Q03 increased to KRW 100.4 billion, up 1.1%, compared to KRW 99.3 billion in 4Q02.

COMMISSIONS in 1Q03 totaled KRW 86.0 billion, up 14.4% from KRW 75.1 billion in 4Q02. To enhance our marketing competitiveness, the rate paid to the sales agents as commission was readjusted to reflect the competitive landscape and to increase cost efficiency. The commission was increased to a maximum KRW 80,000, which consists of a base commission of KRW 20,000 and incentives up to KRW 60,000. This results in an average increase in commission cost per subscriber from KRW 40,000 to KRW 70,000. As part of the Company's stringent cost reduction efforts, the Company's target is to maintain the total commission per subscriber within the KRW 40,000 to KRW 60,000 range for the second quarter.

WAGES AND SALARIES amounted to KRW 18.1 billion in 1Q03, down 2.1% from KRW 18.5 billion in 4Q02.

TELECOMMUNICATIONS EQUIPMENT LEASE EXPENSE was KRW 43.4 billion, down 0.2% from KRW 43.5 billion in 4Q02. The decrease was due to a slowdown of subscriber growth and consequent revenue decreases. It also included KRW 4.4 billion of network usage fee for international telephony services.

INTERCONNECTION FEES amounted to KRW 32.9 billion, up 19.1% from KRW 27.6 billion in 4Q02. This included KRW 2.85 billion of interconnection fees that were incurred last year but only settled this quarter. This was due to the time lag between the time of actual interconnection fee occurrence and settlement, typically over a period of two months.

ADVERTISING expenses totaled KRW 8.6 billion, down 38.4% from KRW 14.0 billion in 4Q02.

INVENTORIES SALES COST, which occurred mostly from PCs and LAN Card sales, amounted to KRW 4.5 billion, down 32.5% from KRW 6.6 billion in 4Q02.

REPAIRS AND MAINTENANCE EXPENSE was KRW 12.8 billion, down 8.4% from KRW 14.0 billion in 4Q02. Repairs and maintenance expense included telecommunications facilities maintenance costs and costs for system upgrading/revamping.

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

OPERATING PROFIT (LOSS)

Hanaro recorded an operating loss in 1Q03 amounting to KRW 6.4 billion due to a decrease in revenues, largely due to the challenging competitive market conditions outlined above. EBITDA in 1Q03 decreased to KRW 94.0 billion, down 21.3%, from KRW 119.5 billion in 4Q02, with an EBITDA margin of 28.6% in 1Q03.

NON-OPERATING INCOME (EXPENSES)

On the non-operating side, the Company recorded a net loss of KRW 47.5 billion in 1Q03, up 34.0% from KRW 35.4 billion in 4Q02. Interest income and interest expense was KRW 5.8 billion and KRW 41.3 billion, respectively.

NET LOSSES BEFORE INCOME TAXES

Net losses before income taxes were KRW 53.8 billion in 1Q03 compared to KRW
15.3 billion in 4Q02. The appreciation of the U.S. dollar against the KRW caused foreign exchange related losses to increase compared to the previous quarter.

BASIC NET LOSS PER SHARE AND DILUTED NET LOSS PER SHARE

Basic net loss per share was KRW 193.0 in 1Q03, compared to KRW 55.0 for 4Q02. Diluted net loss per share was the same as the basic net loss per share since there was no share issuance during the third quarter.

This release contains "forward-looking statements" that are based on the Company's current expectations, assumptions, estimates and projections about our company and our industry. The forward-looking statements are subject to various risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements, as a result of a number of factors, including without limitation, the Company's history of operating losses; the Company's inability to generate sufficient cash flow from its operations to meet its operating needs and its reliance on equity and debt financings to fund its operations; the decline in the prices for communications services; increasing competition in the telecommunications sector in Korea and other factors beyond the Company's control. Investors are directed to Hanaro Telecom's reports and documents filed from time to time with the U.S. Securities and Exchange Commission for additional factors that should be considered prior to investing in Hanaro Telecom's securities. Hanaro Telecom does not intend to update or otherwise revise the forward-looking statements in this release, whether as a result of new information, future events or otherwise. Because of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release might not occur in the way the Company expects, or at all. Investors should not place undue reliance on any of the forward-looking statements.

COMPANY INFORMATION

Founded September 23, 1997, Hanaro Telecom Inc., is one of Korea's largest high-speed Internet service and local telecommunications providers. The Company, which was established in 1997 and commenced commercial operations on April 1, 1999, is the only competitive local exchange carrier in Korea licensed to provide voice telephony services across its own last-mile access network. It also provides broadband Internet access, multimedia content and corporate data services bundled with voice telephone in an integrated

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
package. Hanaro deploys multiple broadband last mile access technologies to ensure rapid rollout in high-density areas while preserving access speeds and minimizing coverage overlaps as well as capital expenditure. Hanaro listed on the NASDAQ through issuance of American Depository Receipts (ADRs) on March 29, 2000. Its common shares are listed on KOSDAQ.

For additional information, please visit Hanaro Telecom's Investor Relations website: http://ir.hanaro.com/eng

CORPORATE HEADQUARTERS

10/F Ilsan Information Center, 726 Janghang-2dong, Ilsan-ku, Koyang-shi, Kyunggi-do, Korea, 411-837

                               (Tables to follow)



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

[HANARO TELECOM LOGO]


                              HANARO TELECOM, INC.
         NON-CONSOLIDATED INCOME STATEMENT UNDER KOREAN-GAAP (UNAUDITED)
            FOR THE THREE MONTHS ENDED MARCH 31, 2003, MARCH 31, 2002
                             AND DECEMBER 31, 2002
      (IN MILLIONS OF KRW AND THOUSANDS OF USD, EXCEPT FOR PER SHARE DATA)



                                                        1Q 2003                 4Q 2002          1Q 2002            Q ON Q
                                               ------------------------         --------        ---------          --------
                                                  USD             KRW            KRW              KRW                %
                                                -------         -------         -------         --------           -------
REVENUES:                                       262,326         329,114         348,808          271,096            (5.6)%
                                                -------         -------         -------         --------           -------
      Broadband Access Services (Note 2)        191,769         240,594         253,923          196,867            (5.2)%
      Telephony Services (Note 3,4)              44,539          55,879          59,729           45,899            (6.4)%
      Leased Line Services                       16,978          21,301          17,484           16,194            21.8%
      IDC                                         6,282           7,882           7,532            4,664             4.6%
      Others                                      2,756           3,458          10,140            7,472           (65.9)%

OPERATING COSTS:                                267,390         335,467         328,654          290,422             2.1%
                                                -------         -------         -------         --------           -------
       Depreciation & Amortization               80,008         100,378          99,299           93,564             1.1%
       Commissions (Note 5)                      68,482          85,918          75,127           75,500            14.4%
       Telecom equipment lease expenses          34,586          43,392          43,464           57,853            (0.2)%
       Interconnection fees                      26,216          32,890          27,624                             19.1%
       Wages & Salaries (Note 6)                 14,444          18,121          18,509           18,805            (2.1)%
       Inventory sales cost (Note 7)              3,576           4,486           6,643            7,721           (32.5)%
       Repairs and maintenance expense           10,234          12,839          14,018           12,092            (8.4)%
       Advertising                                6,861           8,608          13,984            7,322           (38.4)%
       Other employee benefits                    3,156           3,959           4,443            3,515           (10.9)%
       R&D expenses                               1,021           1,281           1,904              950           (32.7)%
       Others                                    18,807          23,595          23,639           13,100            (0.2)%
                                                -------         -------         -------         --------           -------

OPERATING PROFIT (LOSS)                          (5,064)         (6,353)         20,154          (19,326)     TURN NEGATIVE
                                                -------         -------         -------         --------           -------

OTHER INCOME (EXPENSES):
      Interest income                             4,628           5,806           6,547            5,336            (11.3)%
      Interest expense                           32,885          41,257          41,336           29,530             (0.2)%
      Others                                     (9,564)        (11,999)           (632)          (5,194)          1798.6%
                                                -------         -------         -------         --------          --------

                                                (37,821)        (47,450)        (35,421)         (29,388)            34.0%
                                                -------         -------         -------         --------           -------
INCOME/(LOSS) BEFORE INCOME TAX                 (42,885)        (53,803)        (15,267)         (48,714)           252.4%

INCOME TAX (EXPENSES)/BENEFIT                        -               -               -                -                 -
                                                -------         -------         -------         --------           -------
NET INCOME/(LOSS)                               (42,885)        (53,803)        (15,267)         (48,714)           252.4%
                                                =======         =======         =======         ========           =======

DILUTED EARNINGS/(LOSS) PER ORDINARY SHARE                                                                          252.4%
                                                  (0.15)           (193)            (55)            (175)
DILUTED EARNINGS/(LOSS) PER ADR (NOTE 8)          (0.15)           (193)            (55)            (175)           252.4%
SHARES OUTSTANDING (1,000 SHARES)               279,323         279,323         279,323          279,323


(Note 1): US Dollar translation rate: KRW 1,254.6 to 1 US Dollar which are "Korea Exchange Bank closing standard rate" on March 31, 2003.

(Note 2): Revenues from Highban, which was previously classified as the broadband access revenues, was reclassified into Lease Line Service.

(Note 3): Telephony revenues = Local calls + PABX + I/N +VoIP + International Telephony + Interconnection

(Note 4): Revenues from Solution business, which was previously included in IDC/Solution, became a part of Others. IDC now represents the revenue solely generated by IDC business.

(Note 5): Commissions include sales commission, installation commissions, trouble shooting commissions & commissions paid to subsidiaries such as call center (Hanaro Customer Service, Inc.).

(Note 6): Wages & salaries includes severance and retirement benefits.

(Note 7): Inventory sales cost includes sales cost for PC which has been sold as bundled products.

(Note 8): 1 ADR stands for 1 common share.

[HANARO TELECOM LOGO]




                               HANARO TELECOM, INC
          NON-CONSOLIDATED BALANCE SHEET UNDER KOREAN-GAAP (UNAUDITED) AS OF MARCH 31, 2003 AND MARCH 31, 2002 AND DECEMBER 31, 2002
                  (IN MILLIONS OF KRW AND IN THOUSANDS OF USD)



                                                                      1Q 2003                4Q 2002       Q ON Q           1 Q 2002
                                                             ------------------------        --------     ---------         --------
                                                               USD             KRW             KRW           %                 KRW
                                                             -------         -------         -------      --------           -------
                                    ASSETS
CURRENT ASSETS:
     Cash and cash equivalents                               192,000          240,883          278,511      (13.5)%         183,740
     Short-term financial instruments                        130,185          163,330          131,723       24.0%          184,800
     Other investments (Note 2)                               16,133           20,241           18,770        7.8%           56,703
     Trade accounts receivable, net of allowance for         158,588          198,964          205,830       (3.3)%         151,385
          doubtful accounts of KRW 3,358 Mil.
     Short-term loans, net                                     6,195            7,772            7,193        8.0%           10,684
     Other accounts receivables, net                          10,069           12,632            5,930      113.0%            7,635
     Accrued interest                                          5,159            6,473            4,982       29.9%            3,493
     Advance payment                                             304              382                       106.5%              389
                                                                                                   185
     Prepaid expenses                                         10,344           12,977            8,409       54.3%           30,457
     Prepaid tax                                                 458              575            3,709      (84.5)%             677
     Forward Exchange contracts
     Others                                                    7,157            8,979           10,861      (17.3)%          13,228
                                                           ---------        ---------        ---------      ------        ---------
                       TOTAL CURRENT ASSETS                  536,592          673,208          676,103       (0.4)%         643,191

Investment securities                                         70,465           88,406           90,112       (1.9)%         101,205
Restricted deposits                                                5                6                5       20.0%           41,671
Long-term loans, net                                          17,767           22,290           23,162       (3.8)%          14,064
Refundable deposits                                           42,549           53,382           61,156      (12.7)%          63,109
Long-term prepaid expenses                                    10,933           13,716           13,990       (2.0)%          16,725
Property, plant & equipment, net                           2,123,147        2,663,700        2,695,529       (1.2)%       2,709,187
Intangible assets                                             35,914           45,058           41,513        8.5%           40,073
Others
                                                                   -                -                -            -               -
                                                           ---------        ---------        ---------      ------        ---------
                      TOTAL ASSETS                         2,837,371        3,559,766        3,601,570       (1.2)%       3,629,225
                                                           =========        =========        =========      ======        =========

                LIABILITIES & SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
     Accounts payable                                        137,557          172,579          223,488      (22.8)%         345,653
     Short-term loans                                        123,545          155,000           55,000      181.8%           55,000
     Current portion of long-term debt                       499,974          627,267          740,102      (15.2)%         423,276
     Advance Received from ABL                                82,208          103,138          102,862                           -
     Accrued expenses                                         36,860           46,244           43,795        5.6%           28,564
     Others                                                  133,906          167,998          162,914        3.1%          124,127
                                                           ---------        ---------        ---------      ------        ---------
                    TOTAL CURRENT LIABILITIES              1,014,049        1,272,226        1,328,161       (4.2)%         976,620
Debentures, net of discount of KRW 13,411 Mil.               556,872          698,652          594,718       17.5%          807,215
Long-term borrowings                                         151,638          190,245          168,395       13.0%          313,439
Long-term Advanced Received from ABL                                                           25,902
Accrued severance benefits, net                               19,657           24,662           22,057       11.8%           16,511
Long-term obligations under capital leases                    29,326           36,793           38,087       (3.4)%          50,287
Others                                                        13,239           16,610           49,580      (66.5)%           5,459
                                                           ---------        ---------        ---------      ------        ---------
                    TOTAL LIABILITIES                      1,784,782        2,239,188        2,226,900        0.6%        2,169,531
                                                           ---------        ---------        ---------      ------        ---------
SHAREHOLDERS' EQUITY
       Common Stock (Note 3)                               1,113,194        1,396,613        1,396,613        0.0%        1,396,613
       Capital in excess of par value                        552,220          692,815          692,815        0.0%          692,815
       Retained earnings-unappropriated                     (608,194)        (763,040)        (709,237)       7.6%         (634,811)
       Compensation expense incurred
            in connection with stock options                   (4631)          (5,810)          (5,521)                       5,077
                                                           ---------        ---------        ---------      ------        ---------
               TOTAL SHAREHOLDERS' EQUITY                  1,052,589        1,320,578        1,374,670       (3.9)%       1,459,694
                                                           ---------        ---------        ---------      ------        ---------
            TOTAL LIABILITIES & SHAREHOLDERS' EQUITY       2,837,371        3,559,766        3,601,570       (1.2)%       3,629,225
                                                           =========        =========        =========      ======        =========


(Note 1): US Dollar translation rate: KRW 1,254.6 to 1 US Dollar which are "Korea Exchange Bank closing standard rate" on March 31, 2003.

(Note 2): It refers to beneficial certificates.

(Note 3): KRW 5,000 par value; authorized 480,328,800 shares; issued and outstanding 279,322,680 shares